16:14 11-09-2015 Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 8, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: February 8, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Group global wholesales at 95,931 in January 2017

Mumbai, February 8, 2017: The Tata Motors Group global wholesales in January 2017, including JaguarLand Rover, were at 95,081 nos., higher by 3%, over January 2016. Cumulative wholesales for the fiscal were 9,22,162 nos., higher by 9%, over FY15-16.

Global wholesales of all Tata Motors' commercial vehicles and Tata Daewoo range in January 2017 were 34,013 nos., lower by 8%, compared to January 2016. Cumulative commercial vehicles wholesales for the fiscal were 3,18,606 nos. higher by 3%, over FY15-16.

Global wholesales of all passenger vehicles in January 2017 were at 61,918 nos., higher by 9%, compared to January 2016. Cumulative passenger vehicle wholesales for the fiscal were 6,03,556 vehicles, higher by 12%, over FY15-16.

Global wholesales for Jaguar Land Rover were 48,740 vehicles (*Contains CJLR volume of 3,698 nos. for the month of January'17) Jaguar wholesales for the month were 15,427 vehicles, and cumulative wholesales were 1,42,088 vehicles, while Land Rover wholesales for the month were 33,313 vehicles,while its cumulative wholesales no. were 3,32,458 vehicles. Cumulative wholesales for Jaguar Land Rover for the fiscal were 4,74,546 vehicles.

*CJLR - It is a JV between JLR and Chery Automobiles and is an unconsolidated subsidiary for JLR

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.